The information in this pricing supplement is not complete and may be changed.  We may not deliver these securities until a final pricing supplement is delivered.  This pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, Preliminary Pricing Supplement dated June 7, 2010
Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-157386 and 333-157386-01

Pricing Supplement No. 2010-MTNDD574, Dated June 7, 2010
(To Prospectus Supplement Dated February 18, 2009 and Prospectus Dated February 18, 2009)

$50,000,000 Principal Amount 10 Year Non-Callable Zero-Coupon Notes due 2020
Citigroup Funding Inc.
Medium-Term Notes, Series D

Issuer:	Citigroup Funding Inc.
Guarantor:	Fully and unconditionally guaranteed by Citigroup Inc.
Notes:	10 Year Non-Callable Zero-Coupon Notes due 2020
Pricing Date:	June , 2010 (expected to price on or about June 8, 2010, or if such day is not a scheduled business day, the next succeeding scheduled business day)
Original Issue Date:	June , 2010 (three business days after the Pricing Date)
Stated Maturity:	June , 2020
Aggregate Principal Amount:	$50,000,000
Principal Amount per Note:	$1,000
Issue Price per Note:	$500 to $700 per Note (50% to 70% of the Principal Amount per Note). The actual Issue Price per Note will be determined on the Pricing Date.
Fixed/Floating Interest:	N/A
Specified Currency:	United States dollars
Form of Note:	Global
Calculation Agent:	Citigroup Financial Products Inc.
Renewable Note:	No
Optional Extension of Maturity:	No
Optional Redemption:	No
Optional Repayment:	No
Survivor’s Option:	No
OID Note:
Yes.  Both U.S. and non-U.S. persons considering an investment in the Notes should read the discussion under “Certain United States Federal Income Tax Considerations” in the accompanying prospectus supplement.

Total Amount of OID:	$15,000,000 to $25,000,000. The actual Total Amount of OID will be determined on the Pricing Date.
CUSIP:

We will not apply to list the Notes on any exchange.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-3 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this prospectus, prospectus supplement and pricing supplement are truthful or complete. Any representation to the contrary is a criminal offense.

The Notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The Notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Note		Total
Issue Price	$		$
Underwriting Fee (including the Sales Commission described below)		$20.00		$1,000,000.00
Proceeds to Citigroup Funding Inc.	$		$

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the Notes, will receive an Underwriting Fee of $20.00 for each Note sold in this offering. Certain dealers affiliated with Citigroup Global Markets will receive from Citigroup Global Markets $20.00 from this Underwriting Fee for each Note they sell. Citigroup Global Markets will pay the financial advisors employed by Citigroup Global Markets a fixed Sales Commission of $20.00 from this Underwriting Fee for each Note they sell.

Citigroup Global Markets Inc. expects to deliver the Notes to purchasers on or about                        , 2010.

Investment Products	Not FDIC insured	May Lose Value	No Bank Guarantee

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the Notes. The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.  You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for February 18, 2009 on the SEC Web site):

Prospectus Supplement filed on February 18, 2009:
http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm
Prospectus filed on February 18, 2009:
http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm